Mail Stop 3720

September 26, 2006

Mr. Richard Tennant
Vice President and Chief Financial Officer
iBasis, Inc.
20 Second Avenue
Burlington, MA 01803

> **Re**:   **iBasis, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**

Dear Mr. Tennant:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Larry Spirgel
      Assistant Director